Fantize LLC
Statement of Comprehensive Income
(Unaudited)

	For the Period August 24, 2023 (Inception) to December 31, 2023
Revenue	$ -
Expenses:	
Consulting fees	1,110,000
Total expenses	1,110,000
Net loss	$ (1,110,000)